UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*


                               GOLD FIELDS LIMITED
--------------------------------------------------------------------------------
                                (Name of Issuer)


                 Ordinary Shares, par value Rand 0.50 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    38059T106
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                 Nicholas Jordan
                               Anglo American plc
                            20 Carlton House Terrace
                                 London SW1Y 5AN
                                 United Kingdom
                               011-44-20-7698-8888
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                  April 5, 2004
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                               Page 1 of 5 Pages

                                  SCHEDULE 13D

CUSIP No.  38059T106
--------------------------------------------------------------------------------
    1    NAME OF REPORTING PERSONS: ANGLO AMERICAN PLC

         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS: _____________________

--------------------------------------------------------------------------------
    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
         (a) [ ]
         (b) [ ]

--------------------------------------------------------------------------------
    3    SEC USE ONLY

--------------------------------------------------------------------------------
    4    SOURCE OF FUNDS:  AF

--------------------------------------------------------------------------------
    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)     [ ]

--------------------------------------------------------------------------------
    6    CITIZENSHIP OR PLACE OF ORGANIZATION:  United Kingdom

--------------------------------------------------------------------------------
    NUMBER OF           7    SOLE VOTING POWER
     SHARES
  BENEFICIALLY               NONE
    OWNED BY            --------------------------------------------------------
      EACH              8    SHARED VOTING POWER
   REPORTING
     PERSON                  NONE
      WITH              --------------------------------------------------------
                        9    SOLE DISPOSITIVE POWER

                             NONE
                        --------------------------------------------------------
                        10   SHARED DISPOSITIVE POWER

                             NONE
--------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         NONE

--------------------------------------------------------------------------------
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         (See Instructions)     [ ]

--------------------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0.00%

--------------------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON (See Instructions)

         CO

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                                  Page 2 of 5

                                  SCHEDULE 13D

CUSIP No.  38059T106
--------------------------------------------------------------------------------
    1    NAME OF REPORTING PERSONS: ANGLO SOUTH AFRICA CAPITAL (PTY) LTD

         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS: _____________________

--------------------------------------------------------------------------------
    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
         (a) [ ]
         (b) [ ]

--------------------------------------------------------------------------------
    3    SEC USE ONLY

--------------------------------------------------------------------------------
    4    SOURCE OF FUNDS:  AF

--------------------------------------------------------------------------------
    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)     [ ]

--------------------------------------------------------------------------------
    6    CITIZENSHIP OR PLACE OF ORGANIZATION:  The Republic of South Africa

--------------------------------------------------------------------------------
    NUMBER OF           7    SOLE VOTING POWER
     SHARES
  BENEFICIALLY               NONE
    OWNED BY            --------------------------------------------------------
      EACH              8    SHARED VOTING POWER
   REPORTING
     PERSON                  NONE
      WITH              --------------------------------------------------------
                        9    SOLE DISPOSITIVE POWER

                             NONE
                        --------------------------------------------------------
                        10   SHARED DISPOSITIVE POWER

                             NONE
--------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         NONE

--------------------------------------------------------------------------------
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         (See Instructions)     [ ]

--------------------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0.00%

--------------------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON (See Instructions)

         CO

--------------------------------------------------------------------------------

         This Amendment No. 2 ("Amendment No. 2") amends and supplements the Statement on Schedule 13D filed on June 28, 2002, amended and supplemented by Amendment No. 1 filed on March 30, 2004 (the "Schedule 13D"), with respect to the ordinary shares, par value Rand 0.50 per share (the "Issuer Ordinary Shares"), of Gold Fields Limited, a corporation organized under the laws of the Republic of South Africa (the "Issuer"). The principal executive offices of the Issuer are located at 24 St. Andrews Road, Parktown, 2193 South Africa. Unless otherwise indicated, the capitalized terms used but not defined herein shall have the meaning assigned to such term in the Schedule 13D.

         Pursuant to an agreement, dated March 29, 2004 (the "Purchase Agreement"), between Anglo SA Capital and Norimet Limited ("Norimet"), a wholly owned subsidiary of OAO Mining and Metallurgical Company Norilsk Nickel ("Norilsk"), Anglo SA Capital sold 98,467,758 Issuer Ordinary Shares, which represents the Reporting Persons' entire equity interest in the Issuer, to Norimet for an aggregate consideration of South African Rand 7,631,251,245. Settlement of the sale contemplated by the Purchase Agreement occurred on April 5, 2004 and, as a result, Anglo SA Capital and Anglo American are no longer beneficial owners of the Issuer Ordinary Shares.

Item 4.  Purpose of the Transaction.

         The response set forth in Item 4 of the Schedule 13D is hereby amended by deleting the response in its entirety and replacing it with the following:

         "Not applicable."

 Item 5. Interest in Securities of the Issuer.

         The response set forth in Item 5 of the Schedule 13D is hereby amended by deleting the response in its entirety and replacing it with the following:

         "(a) Neither the Reporting Persons nor, to the best of their knowledge, any of the persons listed on Exhibit A to the Schedule 13D beneficially own any Issuer Ordinary Shares.

         (b) Not applicable.

         (c) Other than the transaction consummated pursuant to the Purchase Agreement, none of the Reporting Persons nor, to the best of their knowledge, any of the persons listed on Exhibit A to the Schedule 13D has effected any transaction in the Issuer Ordinary Shares since February 5, 2004.

         (d) Not applicable.

         (e) The Reporting Persons ceased to be the beneficial owners of more than five percent of the Issuer Ordinary Shares as of April 5, 2004."



                               Page 4 of 5 Pages

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:

April 5, 2004                             ANGLO AMERICAN PLC


                                          /s/:  Nicholas Jordan
                                          -------------------------------------
                                                       Signature



                                            Nicholas Jordan/Company Secretary
                                          -------------------------------------
                                                      Name/Title



Dated:

April 5, 2004
                                          ANGLO SOUTH AFRICA CAPITAL (PTY) LTD

                                          By:  ANGLO AMERICAN PLC

                                          Pursuant to the Joint Filing Agreement



                                          /s/:  Nicholas Jordan
                                          -------------------------------------
                                                       Signature



                                            Nicholas Jordan/Company Secretary
                                          -------------------------------------
                                                      Name/Title



                               Page 5 of 5 Pages